Ad hoc announcement pursuant to Art. 53 LR	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE

Novartis delivers double-digit sales growth and core margin expansion in Q1; FY 2024 guidance raised

•	Q1 net sales grew +11% (cc1, +10% USD) with core operating income up +22% (cc, +16% USD)
o	Key growth drivers continued strong sales momentum including Entresto (+36% cc), Cosentyx (+25% cc), Kesimpta (+66% cc), Kisqali (+54% cc), Pluvicto (+47% cc) and Leqvio (+139% cc)
o	Core operating income margin 38.4%, +340 basis points (cc), mainly driven by higher net sales
•	Operating income grew +39% (cc, +29% USD) and net income grew +37% (cc, +25% USD), mainly driven by higher net sales
•	Core EPS grew +23% (cc, +17% USD) to USD 1.80
•	Free cash flow[1] USD 2.0 billion (-24% USD) declined due to a prior-year one-timer and timing of payments
•	Q1 selected innovation milestones:
o	Fabhalta (iptacopan) FDA filing accepted for IgAN and positive CHMP opinion for PNH
o	Scemblix Phase III ASC4FIRST study met both primary endpoints in 1L Ph+ CML-CP patients
o	Pluvicto Phase III PSMAfore updated OS results demonstrated HR<1.0 in pre-taxane mCRPC
o	Remibrutinib Phase III 52-week data showed sustained efficacy in CSU
•	Full-year 2024 guidance raised[2] – net sales expected to grow high-single to low double-digit; core operating income expected to grow low double-digit to mid-teens
•	Novartis proposes Dr. Giovanni Caforio as Chair of the Board of Directors at AGM 2025

Basel, April 23, 2024 – commenting on Q1 2024 results, Vas Narasimhan, CEO of Novartis, said:
“Novartis continued our strong momentum with both sales growth and core margin expansion in Q1. Our performance was broad-based, across all key growth brands and geographies, allowing us to raise guidance for the full year 2024. We continued to advance our pipeline in Q1, with submission-enabling data for Scemblix first-line, Pluvicto pre-taxane and remibrutinib in CSU. The momentum in our business and pipeline gives us continued confidence in our mid- and long-term growth outlook.”

Key figures	Continuing operations[3]
	Q1 2024	Q1 2023	% change
	USD m	USD m	USD	cc
Net sales	11 829	10 798	10	11
Operating income	3 373	2 618	29	39
Net income	2 688	2 150	25	37
EPS (USD)	1.31	1.02	28	41
Free cash flow	2 038	2 684	-24
Core operating income	4 537	3 906	16	22
Core net income	3 681	3 233	14	19
Core EPS (USD)	1.80	1.54	17	23

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 34 of the Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2. Please see detailed guidance assumptions on page 6. 3. As defined on page 26 of the Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities and Discontinued operations include operational results from the Sandoz business.

Strategy update

Our focus

In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”

Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.

While the commentary below focuses on continuing operations, we also provide information on discontinued operations.

Continuing operations

Net sales were USD 11.8 billion (+10%, +11% cc), with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had negative impact of 1 percentage point.

Operating income was USD 3.4 billion (+29%, +39% cc), mainly driven by higher net sales.

Net income was USD 2.7 billion (+25%, +37% cc), mainly driven by higher operating income. EPS was USD 1.31 (+28%, +41% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 4.5 billion (+16%, +22% cc), mainly driven by higher net sales. Core operating income margin was 38.4% of net sales, increasing 2.2 percentage points (+3.4 percentage points cc).

Core net income was USD 3.7 billion (+14%, +19% cc), mainly due to higher core operating income. Core EPS was USD 1.80 (+17%, +23% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 2.0 billion (-24% USD), compared with USD 2.7 billion in the prior-year quarter, due to a prior-year one-timer and timing of payments.

Discontinued operations

Discontinued operations in first quarter 2023 include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.

As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the first quarter 2024 related to discontinued operations. In the first quarter 2023, discontinued operations net sales were USD 2.5 billion, operating income amounted to USD 238 million and net income from discontinued operations was USD 144 million. For further details see Note 3 “Significant transactions 2023 – Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders” and Note 12 “Discontinued operations” to the condensed interim consolidated financial statements.

Total Company

Total Company net income was USD 2.7 billion in 2024, compared to USD 2.3 billion in 2023 and basic EPS was USD 1.31 compared to USD 1.09 in prior year. Net cash flows from operating activities for total Company amounted to USD 2.3 billion and free cash flow amounted to USD 2.0 billion.

Q1 key growth drivers

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q1 growth) including:

Entresto
(USD 1 879 million, +36% cc) sustained robust demand-led growth, with increased penetration in the US and Europe following continued adoption of guideline-directed medical therapy in heart failure, as well as in China with increased penetration in hypertension

Cosentyx
(USD 1 326 million, +25% cc) sales grew mainly in the US, emerging growth markets and Europe, driven by recent launches (including HS and the IV formulation in the US) in addition to volume growth in core indications

Kesimpta	(USD 637 million, +66% cc) sales grew across all regions reflecting increased demand for a high efficacy product with convenient self-administered dosing
Kisqali	(USD 627 million, +54% cc) sales grew strongly across all regions, based on increasing recognition of consistently reported overall survival in HR+/HER2- advanced breast cancer
Pluvicto	(USD 310 million, +47% cc) delivered sales growth in the US and Europe. With supply now unconstrained, the focus is on opening new sites and referral pathways, and initiating new patients
Leqvio	(USD 151 million, +139% cc) continued to show steady growth, with a focus on patient on-boarding, removing access hurdles and enhancing medical education
Jakavi	(USD 478 million, +18% cc) sales grew in Europe, emerging growth markets and Japan, driven by strong demand in both myelofibrosis and polycythemia vera
Scemblix	(USD 136 million, +83% cc) sales grew across all regions, demonstrating the high unmet need in later lines of CML
Xolair	(USD 399 million, +15% cc) sales grew across all regions
Ilaris	(USD 356 million, +14% cc) sales grew across all regions, led by the US and Europe
Sandostatin Group	(USD 355 million, +9% cc) sales grew mainly in the US
Tafinlar + Mekinist	(USD 474 million, +5% cc) sales grew in emerging growth markets and Japan, partly offset by a decline in the US
Lutathera	(USD 169 million, +14% cc) sales grew across all regions due to increased demand

Emerging Growth Markets*	Grew +21% (cc) overall. China grew 31% (cc) to USD 1.0 billion, mainly driven by Entresto and Cosentyx
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 brands in Q1 2024
	Q1 2024	% change
	USD m	USD	cc
Entresto	1 879	34	36
Cosentyx	1 326	23	25
Kesimpta	637	66	66
Kisqali	627	51	54
Promacta/Revolade	520	-5	-4
Jakavi	478	15	18
Tafinlar+Mekinist	474	3	5
Xolair	399	13	15
Tasigna	395	-15	-13
Ilaris	356	9	14
Sandostatin Group	355	8	9
Lucentis	314	-25	-23
Pluvicto	310	47	47
Zolgensma	295	-5	-3
Exforge Group	192	3	5
Gilenya	175	-25	-24
Lutathera	169	13	14
Leqvio	151	136	139
Galvus Group	149	-19	-12
Diovan Group	140	-11	-7
Top 20 brands total	9 341	16	18

R&D update - key developments from the first quarter

New approvals
Xolair (omalizumab)
FDA approval of Xolair for the reduction of allergic reactions, including anaphylaxis, that may occur with accidental exposure to one or more foods in adult and pediatric patients aged 1 year and older with IgE-mediated food allergy

Regulatory updates
Fabhalta (iptacopan)
Positive CHMP opinion received for Fabhalta for the treatment of paroxysmal nocturnal hemoglobinuria (PNH) patients

FDA filing accepted for the treatment of adult patients with IgA nephropathy (IgAN), and priority review granted

Results from ongoing trials and other highlights
Scemblix (asciminib)
Phase III ASC4FIRST study met both primary endpoints (major molecular response rate vs imatinib and vs investigator-selected tyrosine kinase inhibitors) with clinically meaningful and statistically significant results in newly diagnosed patients with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase (Ph+ CML-CP). Additionally, Scemblix showed a favorable safety and tolerability profile. Data will be presented at upcoming medical conferences and submitted to regulatory authorities in 2024

Fabhalta (iptacopan)
Phase III APPLAUSE-IgAN data showed a clinically meaningful and statistically significant proteinuria reduction of 38.3% vs placebo for patients with IgA nephropathy (IgAN). Fabhalta was well tolerated with a favorable safety profile consistent with previously reported data. Data presented at WCN 2024

In addition, extension data from the Phase III APPLY-PNH and APPOINT-PNH studies were presented at EBMT 2024, demonstrating the sustained long-term efficacy and safety profile of Fabhalta in PNH patients

Pluvicto
In the Phase III PSMAfore study, updated OS results from a pre-planned analysis at approximately 75% information fraction demonstrated an OS HR<1.0 in the intent-to-treat population unadjusted for cross-over. Novartis is on track to file for the Pluvicto pre-taxane label expansion in H2 2024

Remibrutinib
52-week data from the Phase III REMIX-1 and REMIX-2 studies showed consistent efficacy of remibrutinib in CSU as early as week 2 and sustained up to 1 year. Remibrutinib was well tolerated and demonstrated a consistent, favorable long-term safety profile. Overall rates of AEs in remibrutinib arms were comparable to placebo with balanced liver function tests across both studies. Full data will be presented at an upcoming medical meeting. Novartis plans to submit remibrutinib for regulatory approval in H2 2024

In addition, a Phase II trial in hidradenitis suppurativa demonstrated that remibrutinib (both doses) met the primary endpoint with patients reporting a greater rate of simplified HiSCR at week 16 compared with placebo. Data presented at AAD 2024

Lutathera
Phase III NETTER-2 trial demonstrated that Lutathera plus octreotide LAR significantly extended median PFS to 22.8 months vs 8.5 months with high-dose octreotide LAR alone in patients with newly diagnosed grade 2 and 3 advanced GEP-NETs. No new or unexpected safety findings were observed. Data presented at ASCO-GI 2024

Leqvio
New data demonstrating the early addition of Leqvio to maximally tolerated statin therapy in a real-world setting significantly reduced LDL-C in ASCVD patients, including those with a history of an ASCVD-related event, who could not reach their goal on statin therapy alone. Data presented at ACC 2024 and published in the Journal of the American College of Cardiology

Kesimpta
ALITHIOS open-label extension study showed sustained efficacy of first-line, continuous Kesimpta treatment up to six years in recently diagnosed treatment-naïve RMS patients, including 44% fewer relapses vs those who switched later to Kesimpta from teriflunomide. Kesimpta treatment was also well-tolerated with a consistent safety profile across the ALITHIOS population. Data presented at AAN 2024

Kisqali
Results of the Phase III NATALEE study were published in the New England Journal of Medicine. In the trial, ribociclib plus endocrine therapy (ET) compared to ET alone significantly reduced the risk of recurrence by 25% across a broad population of patients with stage II and III HR+/HER2- early breast cancer, including those with no lymph node involvement

Zolgensma
Final data from Phase IIIb SMART study supports use of Zolgensma in older and heavier SMA patients (1.5-9.1 years of age and weighing ≥8.5kg to ≤21kg) than the children treated in previous clinical studies. Nearly all treated patients maintained or improved motor milestones after 52 weeks, with most switching to the one-time gene therapy from chronically administered disease-modifying therapy. Data presented at MDA 2024

BD&L
Announced the planned acquisition of MorphoSys, including pelabresib (late-stage BET inhibitor for myelofibrosis) and tulmimetostat (early-stage dual EZH2 and EZH1 inhibitor for solid tumors or lymphomas). The transaction aligns with Novartis strategic focus on oncology and strengthens our efforts in developing next-generation treatment options for cancer. Transaction is expected to close in Q2 2024

Novartis has exercised its exclusive option to acquire IFM Due. The acquisition gives Novartis full rights to IFM Due’s portfolio of STING antagonists, strengthening the company’s inflammatory diseases pipeline and building on our efforts to innovate new treatments for inflammation-driven conditions.

Novartis entered into a transaction with Arvinas including an exclusive strategic license agreement for the worldwide development and commercialization of ARV-766, a second generation PROTAC® androgen receptor (AR) degrader, complementing our radioligand therapy platform in prostate cancer.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In Q1 2024, Novartis repurchased a total of 10.3 million shares for USD 1.0 billion on the SIX Swiss Exchange second trading line under the up-to USD 15 billion share buyback announced in July 2023 (with up to USD 11.7 billion still to be executed). In addition, 1.0 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 7.7 million shares (for an equity value of USD 0.3 billion) were delivered as a result of share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 3.6 million versus December 31, 2023. These treasury share transactions resulted in an equity decrease of USD 0.9 billion and a cash outflow of USD 1.1 billion.

As of March 31, 2024, net debt increased to USD 15.8 billion compared to USD 10.2 billion net debt at December 31, 2023. The increase was mainly due to the USD 5.2 billion annual net dividend payment in March (which is the gross dividend of USD 7.6 billion reduced by the USD 2.4 billion Swiss withholding tax that was paid in April 2024, according to its due date), cash outflow for treasury share transactions of USD 1.1 billion and net cash outflow for M&A / intangible assets transactions of USD 1.2 billion, partially offset by USD 2.0 billion free cash flow.

As of Q1 2024, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2024 outlook

Barring unforeseen events; growth vs prior year in cc		Previous guidance
Net sales	Expected to grow high single to low double-digit	(from mid-single-digit)
Core operating income	Expected to grow low double-digit to mid-teens	(from high single-digit)

Key assumptions:
•	Our guidance assumes that no Entresto generics and no Promacta generics launch in the US in 2024

Foreign exchange impact

If late-April exchange rates prevail for the remainder of 2024, the foreign exchange impact for the year would be negative 2 percentage points on net sales and negative 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Novartis proposes Dr. Giovanni Caforio as Chair of the Board of Directors at the AGM in 2025

The 12-year term of Dr. Joerg Reinhardt as Chair of the Board of Directors ends as scheduled in 2025, when he will retire and not be available for re-election at the Annual General Meeting. Dr. Reinhardt joined Sandoz in 1982 and has held managerial positions with increasing responsibility in Sandoz and thereafter Novartis, including Head of the Vaccines and Diagnostics Division and Chief Operating Officer. In 2013, he was appointed Chair of the Board of Directors. During his leadership, Novartis transformed from a diversified healthcare enterprise to a focused medicines company.

The Board of Directors is proposing the nomination of Dr. Giovanni Caforio as Chair of the Board of Directors. Shareholders will vote on Dr. Caforio’s nomination to the Board at the next AGM 2025.

Since joining Bristol Myers Squibb in 2000, Dr. Caforio has served in various senior roles at the company. From May 2015 to November 2023, Dr. Caforio was CEO and from May 2017 to March 2024, he served as Executive Chairman. Under his leadership, BMS successfully transformed into a global medicines company with strong capabilities across R&D and commercialization. Dr. Caforio was born and educated in Italy and holds Italian and US citizenship. He is a physician by training and received his M.D. from the University of Rome. Dr. Caforio is fluent in Italian, French, Spanish, Portuguese and English.

Key figures1

Continuing operations[2]	Q1 2024	Q1 2023	% change
	USD m	USD m	USD	cc
Net sales	11 829	10 798	10	11
Operating income	3 373	2 618	29	39
As a % of sales	28.5	24.2
Net income	2 688	2 150	25	37
EPS (USD)	1.31	1.02	28	41
Cash flows from operating activities	2 265	2 852	-21
Non-IFRS measures
Free cash flow	2 038	2 684	-24
Core operating income	4 537	3 906	16	22
As a % of sales	38.4	36.2
Core net income	3 681	3 233	14	19
Core EPS (USD)	1.80	1.54	17	23

Discontinued operations[2]	Q1 2024	Q1 2023	% change
	USD m	USD m	USD	cc
Net sales		2 503	nm	nm
Operating income		238	nm	nm
As a % of sales		9.5
Net income		144	nm	nm
Non-IFRS measures
Core operating income		507	nm	nm
As a % of sales		20.3

Total Company	Q1 2024	Q1 2023	% change
	USD m	USD m	USD	cc
Net income	2 688	2 294	nm	nm
EPS (USD)	1.31	1.09	nm	nm
Cash flows from operating activities	2 265	2 957	nm	nm
Non-IFRS measures
Free cash flow	2 038	2 720	nm	nm
Core net income	3 681	3 614	nm	nm
Core EPS (USD)	1.80	1.71	nm	nm
nm=not meaningful

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 34 of the Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2. As defined on page 26 of the Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities and Discontinued operations include operational results from the Sandoz business.

Detailed financial results accompanying this press release are included in the Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/7a2b2d5f-3f1d-44aa-bfca-8dea2170d55f/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “transformation,” “focus,” “address,” “accelerate,” “deliver,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “can,” “trajectory” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions, including the acquisition of MorphoSys AG; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
June 2, 2024	Novartis ASCO IR event (Chicago, US)
July 18, 2024	Second quarter & half year 2024 results
October 29, 2024	Third quarter & nine months 2024 results
November 20-21, 2024	Meet Novartis Management 2024 (London, UK)